Exhibit 99.1

Medigus: Matomy Signed Merger Agreement with Vehicle Importer Global Automax

OMER, Israel, November 11, 2020 (GLOBE NEWSWIRE) -- Medigus Ltd. (Nasdaq:MDGS) (TASE:MDGS), a technology company engaged in advanced medical solutions and innovative internet technologies, today announced that Matomy Media Group Ltd. (LSE: MTMY, TASE: MTMY.TA), a Medigus affiliated company (24.92% owned), entered into a merger agreement with Global Automax Ltd., by way of an exchange of shares between Matomy and shareholders of Global Automax.

Global AutoMax is an Israeli private company engaged in the import of a variety of leading automobile brands into Israel. Global AutoMax imports models by Toyota, FCA (Jeep, Chrysler and Fiat), Mercedes-Benz, Hyundai, Volkswagen, Volvo and Ford. Medigus was informed by Matomy that Global Automax sold approximately 3,000 vehicles in 2019 with a turnover of NIS 355 million.

According to the merger agreement, on the date of completion of the merger transaction, an exchange of securities will be made, such that Matomy will acquire 100% of the shares of Global Automax in consideration of approximately 53% of the issued and paid-up capital of Matomy as well as voting rights, on a non-diluted basis. Shareholders of Global Automax will be entitled to additional ordinary shares of Matomy subject to achievement of certain milestones during the period ending December 31, 2023. The milestones include commercial targets, revenue and net profit targets as well targets relating to Matomy’s market value. If all the milestones are achieved, shareholders of Global Automax are expected to hold approximately 73% of Matomy’s issued and outstanding share capital. The consummation of the merger transaction is contingent upon the completion of various closing conditions.

About Medigus

Medigus is traded on the Nasdaq Capital Market and the TASE (Tel Aviv Stock Exchange). To learn more about the company’s advanced technology, please visit www.medigus.com.

Cautionary Note Regarding Forward Looking Statements

This press release may contain statements that are “Forward-Looking Statements,” which are based upon the current estimates, assumptions and expectations of the Medigus’ management and its knowledge of the relevant market. Medigus has tried, where possible, to identify such information and statements by using words such as “anticipate,” “believe,” “envision,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” and other similar expressions and derivations thereof in connection with any discussion of future events, trends or prospects or future operating or financial performance, although not all forward-looking statements contain these identifying words. For example, Medigus uses forward looking statements when describing the consummation of the merger transactions and the potential achievement of the milestones contained in the merger agreement. These forward-looking statements represent Medigus’ expectations or beliefs concerning future events, and it is possible that the results described in this press release will not be achieved, due to inter alia the spread of COVID-19 as well as the restriction deriving therefrom. Nothing in the description herein should be understood or construed as an announcement of the consummation of the merger transactions, the integration of Automax business into Matomy or any favorable results of operations relating therefrom. By their nature, Forward-Looking Statements involve known and unknown risks, uncertainties and other factors which may cause future results of Medigus activity to differ significantly from the content and implications of such statements. Other risk factors affecting Medigus are discussed in detail in Medigus’ filings with the Securities and Exchange Commission. Forward-Looking Statements are pertinent only as of the date on which they are made, and Medigus undertakes no obligation to update or revise any Forward-Looking Statements, whether as a result of new information, future developments or otherwise. Neither Medigus nor its shareholders, officers and employees, shall be liable for any action and the results of any action taken by any person based on the information contained herein, including without limitation the purchase or sale of Medigus’ securities. Nothing in this press release should be deemed to be medical or other advice of any kind.

Contact (for media only)

Tatiana Yosef
Chief Financial Officer
+972-8-6466-880
ir@medigus.com